RENAISSANCE OIL ANNOUNCES SIGNIFICANT

TECHNICAL TEAM ADDITIONS AND OPERATIONS UPDATE

September 22, 2015 – Vancouver, BC – Renaissance Oil Corp. (the “Company” or “Renaissance”) (TSX-V: ROE) is pleased to announce that Daniel Jarvie, Nick Steinsberger, Dan Steward, Kent Bowker, Carol Law, Andrew Foulds and Stephen Cumella have joined the Company’s technical team. Further, Renaissance has made two notable additions to its Advisory Board, with the appointment of Jay Park QC and Randall Miller, who will be providing ongoing support to the Company’s management and technical team.

Renaissance has now assembled an exceptional group of technically strong and extensively experienced professionals, with a solid track record of creating value in high growth independent oil and gas companies, through the innovation of drilling and completion practices, resulting in significant economic exploration success.  They also add value with their proven in-depth and balanced collective experience in the development of conventional and unconventional reservoirs and especially shale resource systems in petroleum basins across North America and globally.

Four of these professionals were key to the success of Mitchell Energy and Development Corp.  (“Mitchell Energy”) in the Barnett Shale.  Nick Steinsberger, Dan Steward, and Kent Bowker, holding senior roles, reassessed the resource in place and successfully experimented with various hydraulic fracturing techniques.  Dan Jarvie assisted in providing geochemical expertise to Mitchell Energy for evaluation of the best regions and highest heat content.  Their refined evaluations and innovations in drilling and well completions directly led to the first profitable commercialization of the Barnett Shale; one of the largest gas fields in the USA, with peak production of 5.75 BCF of natural gas per day, in 2012.  Based upon this success, Mitchell Energy was sold in 2002 to Devon Energy Corp. for $3.1 billion.

The New Technical Team Members

Daniel Jarvie, Chief Geochemist

Mr. Jarvie was responsible for the independent geochemical analysis for Mitchell Energy in their exploration and development of the Barnett Shale and was recently the Chief Geochemist for EOG Resources, Inc. the largest shale oil producer in North America.  Mr. Jarvie has been the author of many award winning industry papers and in 2010, Mr. Jarvie was awarded “Hart Energy’s Most Influential People for the Petroleum Industry in the Next Decade”.

Nick Steinsberger, Director of Engineering

Mr. Steinsberger was the completions manager at Mitchell Energy when he designed the "slick water frac" which gave rise to the success of the Barnett Shale.  A variation of this design is used in every shale completion in the world today.  As horizontal team leader for Devon Energy, he designed the first horizontal completions in shales that are now used industry wide.  Nick has been involved in the drilling and completion of over 1200 shale wells throughout the US and Canada.  He is recognized as a global innovator for well design and completion in tight reservoirs.

Dan Steward, Senior Geologist

Mr. Steward was a leading member of Mitchell Energy’s Barnett Shale management team from inception to proving up of the play and has evaluated reservoirs across North America, South America, China and the United Kingdom.  Mr. Steward was recognized by the American Association of Petroleum Geologists as “Explorer of the Year” in 2007 and was awarded “Legends of Unconventional Wildcatters” in 2012 by the Houston Geological Society.

Kent Bowker, Senior Geologist

Mr. Bowker is an innovative geologist having played an integral role with Mitchell Energy, proving the Barnett Shale held nearly 4x more gas than previously determined.  Mr. Bowker has previously held senior roles with Star of Texas Energy Services, Inc., Chevron Corporation and Gulf Oil Corp.

Carol Law, Senior Geologist

Ms. Law is an international explorationist with experience in more than 40 countries, leading to major discoveries in four continents.  Ms. Law has held senior management and explorationist roles with Anadarko Petroleum, Kerr McGee Oil & Gas, BP/Amoco and Conoco Inc.

Andrew Foulds, Senior Petrophysicist

Mr. Foulds has evaluated conventional and unconventional formations in Africa, North & South America, Europe and Asia.  Mr. Foulds has held the position of Senior Petrophysicist for ExxonMobil, LASMO PLC and Ultramar Exploration Ltd.

Stephen Cumella, Senior Geologist

Mr. Cumella has an established track record of materially increasing production over various North American petroleum basins.  Mr. Cumella managed all geological operations for the Bill Barrett Corporation in the Piceance Basin, directed a $400 million budget and all geological operations for Barrett Resources, and was an Exploration Geologist for Chevron/Chevron International.

Jay Park QC, International Petroleum Legal Advisor

Mr. Park is widely considered a leading authority on global petroleum regimes and is Managing Partner at Park Energy Law.  Mr. Park has worked on oil and gas projects in over 40 countries, and has significant experience in Mexico having previously advised PEMEX on the development of innovative service contracts.

Randall Miller, Geology and Completions Advisor

Mr. Miller is Vice President of Integrated Reservoir Solutions of Core Laboratories, a global leader in geology, petrophysics and fracture stimulation.  Mr. Miller is a globally renowned industry speaker, instructor and conducted and directed over 50 large joint industry projects.

More detailed information on the team is available on our website, www.renaissanceoil.com.

In consideration for acquiring the technical team Renaissance has agreed to issue 5 million common shares to the new technical team members. The issuance of the common shares will be subject to Renaissance achieving certain performance milestones, and to escrow and anti-dilution provisions. The issuance is also subject to regulatory approval.

Craig Steinke, CEO of Renaissance, states, “The addition of this team immediately accelerates Renaissance’s evaluation capabilities and operating competency in both development and exploration phases. The success and innovation of these outstanding technical professionals, in the Barnett Shale, has given birth to the prolific shale industry, which has now altered the energy landscape worldwide. We believe this team’s proven innovative skills will greatly assist Renaissance in its ongoing evaluation of and negotiations on the many attractive opportunities in Mexico’s significant but underdeveloped oil resources.”

Renaissance is also pleased to announce the Company accessed the data room for Call 3 of Round 1, in July 2015, for the auction of 25 on-shore “Mature Field” petroleum blocks in Mexico (the “Mature Field Auction”).  Since this time, the Company has been evaluating these blocks and other opportunities, in Mexico, in connection with its technical services contract with Halliburton Consulting.  The available blocks, in the Mature Field Auction, contain certifiable reserves, developed infrastructure and, in some blocks, existing production.  The Company has been encouraged by the opportunities presented in the Mature Field Auction and, subsequently, in late August 2015, the Company formally registered for this Auction.  Bids for the Mature Field Auction are due December 15, 2015.

RENAISSANCE OIL CORP.

Per:

Craig Steinke

Chief Executive Officer

For further information contact:

Craig Steinke, Chief Executive Officer

Tel: 604-536-3637

Kevin J. Smith, Vice President, Business Development

Tel: 403-200-9047

Cautionary Note Regarding Forward-Looking Statements

This news release contains certain “forward-looking statements” within the meaning of Canadian securities legislation, including, but not limited to, statements with respect to the issuance of the shares and achievement of milestones, the ability of the new technical team to assist Renaissance in its ongoing evaluation and negotiations, the Company’s objectives and strategies, its relationship with Halliburton and the timing of the bid rounds. Forward-looking statements are statements that are not historical facts; they are generally, but not always, identified by the words “expects”, “plans”, “anticipates”, “believes”, “intends”, “estimates”, “projects”, “aims”, “potential”, “goal”, “objective”, “prospective”, and similar expressions, or that events or conditions “will”, “would”, “may”, “can”, “could” or “should” occur. Forward-looking statements are based on the beliefs, estimates and opinions of the Company’s management on the date the statements are made and they involve a number of risks and uncertainties. Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Except as required by the securities disclosure laws and regulations applicable to the Company, the Company undertakes no obligation to update these forward-looking statements if management’s beliefs, estimates or opinions, or other factors, should change. Factors that could cause future results to differ materially from those anticipated in these forward-looking statements include, but are not limited to, the failure to receive regulatory approval for the issuance of the shares, the risks associated with the bidding process and satisfaction of any prequalifying criteria, and such other risks as disclosed in the Company’s management discussion and analysis and other continuous disclosure filings.  Neither the TSXV nor its Regulation Services Provider (as that term is defined in the policies of the TSXV) accepts responsibility for the adequacy or accuracy of this release.